UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Essex Rental Corp.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

297187106

(CUSIP Number)
Todd Emmerman, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022
(212) 940-8873

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of  6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 297187106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Laurence S. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,876,573 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,876,573 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,876,573 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

Item 1.                    Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $.0001 per share (the “Common Stock”) of Essex Rental Corp. (the “Company”), a company organized and existing under the laws of the State of Delaware. The address of the Company's principal executive offices is 1110 lake Cook Road, Suite 220, Buffalo Grove, Illinois 60089.

Item 2.                    Identity and Background

(a)	This Statement is being filed by Laurence S. Levy

(b)	Mr. Levy’s principal business address is 461 Park Avenue, 25th Floor, New York, New York 10017.

(c)
Mr. Levy’s principal business is investing private capital.  Mr. Levy also serves as  Chairman of the Board of Directors of the Company, an as a Director and the Chief Executive Officer of Rand Logistics, Inc.

(d)	Mr. Levy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Levy has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)	Mr. Levy is a citizen of the United States.

Item 3.                    Source and Amount of Funds or Other Consideration.

(i)  The 1,899,240 shares of Common Stock beneficially owned by Mr. Levy were acquired for an aggregate purchase price of $795,568.80.  Such shares were purchased with Mr. Levy’s personal funds.

(ii) The 977,333 Warrants owned by Mr. Levy were acquired for an aggregate purchase price of $977,333.  Such shares were purchased with Mr. Levy’s personal funds.

Item 4.                    Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.

Mr. Levy is the Chairman of the Company.  On October 31, 2008, the Company acquired Essex Crane Rental Corp. through the acquisition of all of the membership interests in Essex Holdings LLC, other than membership interests retained by members of Essex’s senior management, each of whom owned membership interests of Holdings prior to completion of such acquisition, and thereby became an operating business.  Please refer to the description of the foregoing transaction in the Form 8-K filed by the Company on November 6, 2008 for more information on this transaction.  In his capacity as Chairman of the Company, Mr. Levy is, and will be, significantly involved in the affairs of the Company and could take actions that relate to or would result in the matters set forth in subparagraphs (b) through (j) of Item 4 to Schedule 13D.

Other than as set forth above, Mr. Levy, in his capacity as a holder of a security of the issuer, does not currently have any plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.                  Interest in Securities of the Issuer.

(a)           Mr. Levy beneficially owns 2,876,573 shares of Common Stock, including (i) 450,000 shares of Common Stock held by NMJ Trust, a trust established for the  benefit of Mr. Levy’s minor children (ii) 3,000 shares of common stock held by Jane Levy, Mr. Levy’s sister and (iii) 977,333 shares of Common Stock issuable upon exercise of warrants held by Mr. Levy that are presently exercisable.  Such shares constitute approximately 19.8% of the shares of Common Stock outstanding.

(b)           Mr. Levy has sole power to vote, or direct the vote, and dispose, or  direct the disposition, of the 1,899,240 shares owned by him, and the shares underlying the 977,333 presently exercisable warrants owned directly by Mr. Levy.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Warrants discussed herein are governed by the terms of a Warrant Agreement, dated March 13, 2007, between the Company and Laurence S. Levy and became exercisable on October 31, 2008.  A copy of the Warrant Agreement is attached hereto as Exhibit 1 and is hereby incorporated by reference.

The Company, Mr. Levy and the Company’s other initial stockholders and Continental Stock Transfer and Trust Company are parties to a Stock Escrow Agreement, dated March 13, 2007, pursuant to which all of the shares owned by the Company’s initial stockholders are held in escrow until the earliest of:  October 31, 2009; or the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.  A copy of the Stock Escrow Agreement is attached hereto as Exhibit 2 and is hereby incorporated by reference.

The Company, Mr. Levy and the Company’s other initial stockholders are party to a Registration Rights Agreement, dated March 13, 2007,  pursuant to which the holders of the majority of the warrants held by such initial stockholders will be entitled to make up to two demands that the Company register such warrants (or the underlying shares of Common Stock) or the Common Stock held by such initial stockholders.  A copy of the Registration Rights Agreement is attached hereto as Exhibit 3 and is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.  Warrant Agreement, filed as Exhibit 4.5 to the Form S-1/A of the Company on February 9, 2007, is hereby incorporated herein by reference.

Exhibit 2.  Escrow Agreement, filed as Exhibit 10.5 to the Form S-1/A of the Company on February 9, 2007, is hereby incorporated herein by reference.

Exhibit 3.  Registration Rights Agreement, filed as Exhibit 10.8 to the Form S-1 of the Company on November 6, 2006, is hereby incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 17, 2009

/s/ Laurence S. Levy
Laurence S. Levy